

September 20, 2017

Nelson Peltz
Chief Executive Officer & Founding Partner
Trian Fund Management, L.P.
280 Park Ave. #41
New York, NY 10017

> **Re:** **Trian Fund Management, L.P.**
> **Definitive Additional Materials on Schedule 14A**
> **Filed September 18, 2017 by Trian Fund Management L.P. et al.**
> **File No. 001-00434**

Dear Mr. Peltz:

We have reviewed the above-captioned filings, and have the following comment.

1. Please provide us with or disclose the factual foundation for the assertion that "P&G management has mounted a massive defense that we estimate will cost the company over $100 million", or include a corrective statement in the next new filing. Rule 14a-9, by its terms, prohibits the omission of any material fact necessary in order to make the statements therein not false or misleading. The "over $100 million" estimate projected by the participants directly conflicts with the estimate provided by the registrant, which party disclosed that it would be distributing its definitive proxy statement electronically.

2. Please remove the implication that the registrant Procter & Gamble has estimated its own proxy solicitation-related costs to be over $100 million. While we recognize the reference to "P&G" in the graphic titled "P&G Estimated Costs in Proxy Fight" has not been presented in the possessive case, the participants need to qualify this statement in a future communication to make clear who in fact has produced the estimate.

You may contact Chris Ronne, Attorney-Advisor, at (202) 551-6156 or me at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Merger and Acquisitions